FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The purpose of this amendment is to correct certain typographical errors in the Form 6-K which was submitted on September 22, 2008. The company does not intend to revise, update, amend or restate the information presented in any other items of the Form 6-K or reflect any events that have occurred after the submission of the Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 8, 2008	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Correction of Parts of Translation of quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

After Correction

3. Research and Development Expense (Consolidated basis)

(Billions of yen)
Industry Segment	First Quarter of Fiscal 2008
Information & Telecommunication Systems	36.3
Electronic Devices	9.8
Power & Industrial Systems	26.5
Digital Media & Consumer Products	8.0
High Functional Materials & Components	12.8
Logistics, Services & Others	1.2
Financial Services	0.1
Corporate	3.5

Total	98.5

Capital Investment (Consolidated basis)

(Billions of yen)
Industry Segment	First Quarter of Fiscal 2008
Information & Telecommunication Systems	16.9
Electronic Devices	9.4
Power & Industrial Systems	37.2
Digital Media & Consumer Products	14.0
High Functional Materials & Components	23.5
Logistics, Services & Others	5.6
Financial Services	139.1
Eliminations & Corporate items	(9.4)

Total	236.5

Before Correction

3. Research and Development Expense (Consolidated basis)

(Billions of yen)
Industry Segment	First Quarter of Fiscal 2008
Information & Telecommunication Systems	363
Electronic Devices	98
Power & Industrial Systems	265
Digital Media & Consumer Products	80
High Functional Materials & Components	128
Logistics, Services & Others	12
Financial Services	1
Corporate	35

Total	985

Capital Investment (Consolidated basis)

(Billions of yen)
Industry Segment	First Quarter of Fiscal 2008
Information & Telecommunication Systems	169
Electronic Devices	94
Power & Industrial Systems	372
Digital Media & Consumer Products	140
High Functional Materials & Components	235
Logistics, Services & Others	56
Financial Services	1,391
Eliminations & Corporate items	(94)

Total	2,365

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